Contact:
Bo Yu Chief Executive Officer China Fortune Acquisition Corp. 86-21-5049-1188

FOR IMMEDIATE RELEASE

CHINA FORTUNE ACQUISITION CORP.
SECURITIES TO COMMENCE SEPARATE TRADING

Shanghai, China, August 7, 2007 - China Fortune Acquisition Corp. (OTC Bulletin Board: CFAUF) announced today that EarlyBirdCapital, Inc., the representative of the underwriters for the Company’s initial public offering of units which took place on July 23, 2007, has notified the Company that separate trading of the ordinary shares and warrants underlying the units would commence on or about August 8, 2007. The common stock and warrants will be quoted on the OTC Bulletin Board under the symbols CFAQF and CFAWF, respectively. EarlyBirdCapital, Inc. acted as representative of the underwriters for the initial public offering. A copy of the prospectus may be obtained from EarlyBirdCapital, Inc., 275 Madison Avenue, New York, New York 10016.

China Fortune Acquisition Corp. is a newly formed blank check company organized for the purpose of acquiring, through a stock exchange, asset acquisition or other similar business combination, an operating business, or control of such operating business, through contractual arrangements, that has its principal operations located in the People’s Republic of China.

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